PROVIDENCE RESOURCES, INC.

5300 Bee Caves Rd, Bldg 1, Suite 240
Austin, Texas 78746
(512) 970-2888

January 28, 2009

Jennifer O’Brien
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:      Providence Resources, Inc.

     Form 10-K for the Fiscal Year Ended December 31, 2007

     Filed April 7, 2008

     Form 10-Q for the Fiscal Quarter Ended September 30, 2008

     Filed November 14, 2008

     Response Letter dated December 8, 2008

File No. 000-30377

Dear Ms. O’Brien:

Thank you for your comments dated December 31, 2008 in respect to certain filings for Providence Resources, Inc. (the “Company”) on Form 10-K for the period ended December 31, 2007 filed with the Commission on August 14, 2008, Form 10-Q for the period ended September 30, 2008 filed with the Commission on November 14, 2008, and our response letter dated December 8, 2008 in reply to your previous comments.

We have filed this response letter with the Commission electronically.

Please direct copies of all responses and any additional comments to us at the following address:

Ruairidh Campbell

     Orsa & Company
     600 Westwood Terrace

Austin, Texas 78746

     Telephone: (512) 462-3327
     Facsimile: (512) 462-3328

The following are our detailed responses to your comments.

Form 10-K/A-2 for the Fiscal Year Ended December 31, 2007

Note 14 – Acquisition of Providence Exploration, page F-26

1.     Based on your response to prior comment number one, we note you allocated the entire purchase price of Providence Exploration to unproved properties. In your response, you indicate you relied upon paragraph 37(e) of FAS 141 in determining how to allocate the purchase price, and that you determined the unproved properties you acquired in the transaction represented intangible assets, as defined by paragraph 39 of FAS 141. Based upon your response, it does not appear you have properly applied the purchase method of accounting by allocating the cost of the acquired entity to assets acquired and liabilities assumed in accordance with the process described in paragraphs 36 through 46 of FAS 141. Please contact us at your earliest convenience to discuss your accounting treatment in further detail.

Response:

     Further to our telephone conversation with you on January 15, 2008 we include a proposed revision of Note 14 – Acquisition of Providence Exploration in future filings as follows:

     “Note 14 — Acquisition of Providence Exploration

On September 29, 2006, the Company entered into a share purchase agreement pursuant to which the Company acquired 100% control over Providence Exploration through the acquisition of all of its outstanding member shares. This transaction was accounted for using the purchase method as required by SFAS 141 “Business Combinations”.
The aggregate purchase price paid for Providence Exploration was $25,189,364, which amount included $9,189,364 of debt owed by Providence Exploration to the Company and 20,000,000 shares of Company stock valued at $16,000,000.
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Cash	$73,271
Equipment	772,494
Oil and gas properties	24,792,635
Current liabilities	(449,036)

Net assets acquired	$25,189,364

The oil and gas properties consist of unproved oil and gas leases and related equipment.”

Note 1 – Organization and Summary of Significant Accounting Policies, page F-12

Unproved Oil and Gas Properties, Not Subject to Impairment, page F-13

2.      We note from your prior response to comment two that you follow the guidance in FAS 144 for testing your unproved property for impairment. Please note that this standard does not apply to full cost accounting. Please refer to paragraph 4 (and footnote 2) and 5 of FAS 144 and Rule 4-10(c)(3)(ii)(A)(1) of Regulation S-X and compare and contrast your accounting policy to that standard and modify your accounting policies and disclosure, as appropriate.

Response:

Further to our telephone conversation, we advise that the Company erroneously referred to SFAS 144 as the guidance it utilizes for periodic impairment tests. Although the noted footnote does not refer to SFAS 144 we do intend on revising this note in future filings to eliminate any reference to “long-lived assets” so as not to confuse the manner in which any impairments would be determined.

3.     We note from your response to prior comment three you believe your unproved properties are intangible assets. Please note we are unable to agree with your conclusion. In this regard FAS 141 and 142 define intangible assets as those “that lack physical substance.” Please also refer to FSP 141-1 and modify your accounting policies and disclosure as necessary.

Response:

Further to our telephone conversation, we advise that the Company erroneously referred to oil and gas properties as intangibles. Despite our error the Company’s balance sheet recognizes the assets in question as oil and gas properties that are not intangible assets as defined under SFAS 141 and 142.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

General

4.     Please make conforming changes to your quarterly reports on Form 10-Q for the fiscal quarter ended September 30 to correspond with the changes you made to your amended annual and period reports in response to our prior comments.

Response:

We intend to make conforming changes to our quarterly reports on Form 10-Q for the fiscal quarter ended September 30 to correspond to the changes we made to our amended annual and period reports in response to your prior comments.

Note 1- Organization and Summary of Significant Accounting Policies, page 9

5.     Please include the disclosures required for diluted earnings/loss per share, as required by paragraph 40 of FAS 128, in future filings. In this regard, we note you had stock equivalents of warrants that were excluded from the diluted earnings/loss per share calculation. Please confirm to us that you will comply with this comment in future filings. In the event you file an amended periodic report during our open review, please include this disclosure, as applicable.

Response:

We do hereby confirm to you that we will include those disclosures required for diluted earnings/loss per share, as required by paragraph 40 of FAS 128 in future filings.

We do hope that the information provided above is responsive to your comments. Should you have any additional comments or questions regarding our Form 10-K/A-2 or Form 10-Q please contact us.

Yours faithfully,

/s/ Gilbert Burciaga

Gilbert Burciaga
Chief Executive Officer